December 20, 2005

Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Bank of America Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 1, 2005
File Number: 1-6523

Dear Mr. Walker:

We have received and reviewed your letter dated November 28, 2005 addressed to Mr. Alvaro G. de Molina, Chief Financial Officer, Bank of America Corporation. We appreciate the Staff agreeing to postpone our deadline to respond until December 20, 2005. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the issues raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 11

1.	We note your disclosure on page 12 that during 2004, the return of securitized loans to your balance sheet resulted in an increase to your provision for credit losses in your consumer credit card portfolio. We also note your disclosure on page 57 that you anticipate the return of approximately $4.5 billion of securitized loans to the balance sheet in 2005. For each period presented in your filing, please:

• tell us what caused the return of previously securitized loans to the balance sheet;

Response:	In our filing we referred to the return of securitized loans to our balance sheet. We had certain credit card securitizations that were winding down and were in the amortization period. This statement was intended to describe the impact of selling fewer credit card receivables into our revolving securitization trusts. As set out in the governing documents of the securitization trust, during the amortization period as paydowns on the consumer credit card receivables in the trust are made, rather than using these proceeds to purchase additional receivables generated by the credit card accounts in the revolving securitization trusts, the trust uses the proceeds to reduce the trust’s outstanding debt. The impact is that we are selling less receivables to the trust and therefore retaining a greater number of newly-generated consumer credit card receivables on our balance sheet. This retention of newly-generated consumer credit card receivables led to an increase in our 2004 provision for credit losses and anticipated higher levels of consumer net charge-offs in 2005. In future filings, beginning with our Form 10-K for the year ended December 31, 2005, we will more fully describe how selling fewer credit card receivables into our revolving securitization trust impacts our balance sheet and the provision for credit losses.

• quantify the amount of securitized loans returned to the balance sheet by loan type; and

Response:	As described above, there were no securitized loans that returned to our balance sheet. However, the impact of selling less credit card receivables to the trusts and retaining a greater number of newly-generated consumer credit card receivables on our balance sheet was $4.2 billion and $2.6 billion in 2004 and 2003, respectively.

• quantify the impact that the return of these loans had upon your provision for credit losses by loan type.

Response:	As described above, there were no securitized loans that returned to our balance sheet. As a result, there was no impact on the provision for credit losses for the securitized loans that returned to the balance sheet. With regard to the impact on the provision for credit losses of selling less credit card receivables to the trusts and retaining a greater number of newly-generated consumer credit card receivables on our balance sheet, our provision for loan losses methodology for credit cards considers the impact of overall portfolio growth, credit loss history, level of charge-offs, and other industry factors holistically, but does not quantify the impact of each of these factors separately.

Consolidated Financial Statements Note 1 – Summary of Significant Accounting Principles, page 90

2.	We note your disclosure on page 94 that you net cash collateral against the applicable derivative mark-to-market exposures based upon provisions contained in legal netting agreements. It appears that similar disclosure was not provided in your 12/31/03 Form 10-K. Please tell us whether this represents an accounting policy change to your method of handling cash collateral. If your policy has changed, please tell us when this change was made and whether all periods are presented on the same basis. If applicable, please tell us whether you received a preferability letter from your independent accountants regarding this change.

Response:	We began to net the obligation to return or the right to reclaim cash collateral against the fair value of the derivatives being collateralized in the fourth quarter of 2004. We do not view this as a change in

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accounting policy, but rather an improvement of balance sheet presentation which more appropriately reflects the existing contractual provisions. Prior period amounts were reclassified to conform to the current year presentation. The obligation to return cash collateral of $9.4 billion and $7.5 billion that was applied against derivative assets was approximately 0.8 percent and 1.0 percent of our total assets as of December 31, 2004 and 2003, respectively. The right to reclaim cash collateral of $6.0 billion and $9.5 billion placed against derivative liabilities was 0.5 percent and 1.3 percent of our total liabilities and equity as of December 31, 2004 and 2003, respectively. Given the nature of this change in presentation and the immateriality of the amounts involved, which were disclosed in Note 4 of the financial statements, we did not believe that a preferability letter from our independent accountants was required.

3.	Please tell us and revise future filings to clarify your accounting policies regarding unrealized gains or losses on derivative contracts held for trading purposes. Refer to EITF 02-3. Please provide us with the following information:

• describe your accounting policy for recognition of unrealized gains and losses at the inception of the contracts;

Response:	We recognize unrealized gains and losses at inception of a contract only if the fair value of the contract is evidenced by a quoted market price in an active market, an observable price or other market transaction, or other observable data supporting a valuation model. For those gains and losses not evidenced by the above mentioned market data, the transaction price is used as the fair value of the contract. Accordingly, any difference between the transaction price and the model fair value is considered to be an unrecognized gain or loss at inception of the contract. This policy has been developed in accordance with EITF Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3).

As you are aware, the FASB has proposed FASB Statement, Fair Value Measurements, and FASB Staff position No. FAS 133a, Accounting for Unrealized Gains (Losses) Relating to Derivative Instruments Measured at Fair Value under Statement 133. We are closely monitoring these proposals and, accordingly, will revise our policies and disclosures as they become effective.

•       describe your accounting policy for recognition of previously unrecognized gains or losses subsequent to inception. Tell us whether these gains and losses are ever recognized and if so, describe the conditions for recognition;

Response:	Beginning in 2004, consistent with evolving industry practice, we began to recognize previously unrecognized gains and losses to income using the straight line method of amortization over the contractual life of the derivative contract. Earlier recognition of the full unrecognized gain or loss was permitted if the trade was terminated early, subsequent market activity was observed which supported the fair value of the contract, or significant inputs used in the valuation model became observable.

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• separately quantify unrecognized gains and losses at the inception of the contracts and recognized gains and losses subsequent to inception during each period presented; and

Response:	Unrecognized gains associated with derivative contracts entered into during the years ended December 31, 2004 and 2003 were $212 million and $163 million, respectively, and unrecognized losses were $21 million and $15 million, respectively, at inception of the contracts. Of these amounts, $113 million and $14 million of net gains were recognized in income during 2004 and 2003, respectively. The amount recognized in income in 2004 includes $44 million of amortization, $23 million due to early terminations or maturities, and $46 million associated with subsequent market activity or obtaining third party observable market data. The amount recognized in income in 2003 includes $2 million due to an early termination and $12 million associated with subsequent market activity or obtaining third party observable market data.

• if you have deferred losses, please tell us the authoritative literature you rely upon to support this position.

Response:	Unrecognized losses are accounted for in the same manner as unrecognized gains based on the guidance in EITF 02-3. As stated in footnote 3 of EITF 02-3, “in the FASB staff’s view an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data.” Accordingly, the transaction price was considered to be the fair value.

Note 2 – Merger and Restructuring Activity, page 102

4.

It appears that your disclosures regarding the FleetBoston merger do not include the matters described in paragraphs 51(b), 51(f), 51(h), and 52(c)(1) of SFAS

141. Please tell us why you believed these disclosure requirements were not applicable to this transaction.

Response:	In response to your question, we will address each of the SFAS 141 paragraphs separately:

•       Paragraph 51(b) of SFAS 141 requires disclosure of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.

In Note 2, we disclosed that the primary reason for the acquisition was to expand our presence in the Northeast. Encompassed in this statement is the

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strategic importance of creating a presence in a market where we historically have not been. This strategic importance combined with a purchase price dictated by free market forces resulted in the creation of the goodwill on the transaction.

We believe that the primary reason and most important factors are encompassed in the current disclosure. We will remain cognizant of this requirement for disclosure relating to mergers in future filings.

•       Paragraph 51(f) of SFAS 141 requires the disclosure of contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur.

There were no contingent payments, options or commitments specified in the acquisition agreement. Accordingly, these disclosures did not apply to this transaction.

•       Paragraph 51(h) of SFAS 141 requires the disclosure of the fact and the reasons therefore of any purchase price allocation that has not been finalized. In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.

Except for a few immaterial items, the purchase price allocation was substantially complete as of December 31, 2004. In the Allocation of the Purchase Price table included in Note 2, we labeled the line item “Estimated goodwill resulting from the Merger.” However, as allowed under EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination, certain adjustments to goodwill may still be made as more information becomes available.

• Paragraph 52(c)(1) of SFAS 141 requires the disclosure as it relates to the total amount of goodwill and the amount that is expected to be deductible for tax purposes.

The total amount of goodwill was $33.2 billion and was disclosed in the purchase price allocation table.

The merger was a tax-free exchange as disclosed in Note 2 and no tax deductible goodwill was created as part of this transaction. FleetBoston did have some tax-deductible goodwill associated with previous transactions which tax basis was carried forward as part of the transaction. However, none of the goodwill created with this transaction was tax deductible. Accordingly, this disclosure did not apply to this transaction.

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Note 11 – Short-term Borrowings and Long-term Debt, page 120

5.

Please revise future filings to disclose the significant terms of your advances from each of the Federal Home Loan Banks. The terms to be disclosed should include interest rates, maturity dates, conversion features and call dates associated with the advances, where applicable. Refer to paragraph 14(h) of SOP 01-6.

Response:	We have read and agree to incorporate the Staff’s comments for all material Federal Home Loan Bank advances in all of our future filings starting with our Form 10-K for the year ended December 31, 2005.

Note 12 – Commitments and Contingencies

6.	We note your March 3, 2005 Form 8-K in which you announced an agreement to settle class action litigation with WorldCom securities holders for $460.5 million. Your press release states that the expense of the settlement was provided for in prior periods but your Form 10-K disclosures in Note 12 to the consolidated financial statements do not include a range of possible loss for this matter as required by paragraph 10 of SFAS 5.

In future filings beginning with your Form 10-K for the year ended December 31, 2005, please revise your disclosures for each litigation matter to clearly describe whether estimated losses from litigation contingencies are both probable and estimable, estimable but not probable, or neither. To the extent that estimated losses related to litigation contingencies are both probable and estimable, please revise future filings to disclose an estimate of the possible loss or a range of loss. Refer to paragraphs 8-10 of SFAS 5.

Response:	Paragraph 9 of SFAS 5 states: Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading [emphasis added].

In Note 12 of our most recent Form 10-K, we disclosed the nature of the accrual related to the WorldCom litigation, including the claims made by the plaintiffs and the status of the litigation. We also stated that management does not believe the liabilities, if any, arising from pending litigation or regulatory matters, including WorldCom, will have a material adverse effect on our consolidated financial position or liquidity, but may be material to our operating results for any particular quarter.

We continually assess potential litigation liabilities as well as the adequacy of our provision for litigation. We set our provision to be adequate to cover our probable and estimable losses in litigation consistent with accounting requirements. We did not disclose in Note 12 the specific amount we accrued for the loss contingency in the WorldCom litigation, because we believed that disclosure would have significantly disadvantaged us in achieving the best-negotiated settlement with the plaintiffs, and it was not necessary for the financial statements not to be misleading. Generally, in the period that we reach settlement or when a judgment is issued, we update the status of the litigation and disclose the amount of the settlement or judgment.

In future filings, we will disclose litigation matters that, in our judgment, are material to us. We will continue to disclose, in the period that we reach settlement or when a judgment is issued, additional information regarding the nature of the settlement or judgment. We will further affirmatively state in our Form 10-K (if applicable to the particular reporting period) that, in accordance with generally accepted accounting principles, we establish reserves for loss contingencies in litigation matters when those matters present loss contingencies that are both probable and estimable. We will further state that we do not establish reserves when loss contingencies are not both probable and estimable.

We will not, unless necessary for the financial statements not to be misleading, disclose our view of the probability of success for each matter or our view of the range of possible loss for each matter. We have been able to negotiate favorable settlements in several matters because we did not concede that the plaintiffs’ prospect of success was probable (in which case negotiation would have been limited to the amount of damages, with no debate as to whether damages were warranted at all) or estimable (in which case negotiation would have begun at the low end of the range of possible loss and gone up from there). In several instances, we have ultimately settled cases for less than our best estimate. Our ability to negotiate favorable settlements on behalf of our shareholders would be substantially hindered if we disclosed that a loss is probable, or that the loss is estimable, with the range of possible loss.

In our filings, we will continue to give careful attention to balancing our concerns over confidentiality with the needs of the users of our financial statements such that they can gain a clear understanding of our liquidity, results of operations and financial position.

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We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of Bank of America Corporation (the “Corporation”). The Corporation acknowledges to the Securities and Exchange Commission (the “Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information please call Mr. Neil Cotty, Chief Accounting Officer, at 704.388.5521.

Sincerely,

/s/ Alvaro G. de Molina

Alvaro G. de Molina

Chief Financial Officer

cc: Timothy J. Mayopoulos, Executive Vice President and General Counsel

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